UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2012

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from     to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years ended
December 31, 2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year) as of December 31, 2012	14

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	16

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the

Bunge Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bunge Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Brown Smith Wallace LLC

St. Louis, Missouri

June 18, 2013

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

INVESTMENTS, at fair value :
Interest bearing cash	$64,006	$90,866
Mutual funds	5,876,297	4,892,207
Interest in Bunge Limited common shares	497,859	367,999
Common stock	86,268	54,215

Total Plan interest in Bunge Defined Contribution Plans Master Trust	6,524,430	5,405,287

RECEIVABLES:
Participant contributions	12,187	13,578
Employer contributions	2,883	2,821

Total receivables	15,070	16,399

NET ASSETS AVAILABLE FOR BENEFITS	$6,539,500	$5,421,686

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS:
Participants’ contributions	$683,534	$623,417
Rollover contributions	166	209,551
Employer contributions	152,141	141,703
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	116,876	94,509
Investment income — interest	949	1,021
Net appreciation (depreciation) in value of investments	605,048	(269,920)

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Plans Master Trust	722,873	(174,390)

Total	1,558,714	800,281

DEDUCTIONS:
Benefits paid to participants	414,836	357,185
Plan transfers	15,222	7,498
Administrative expenses	10,842	10,140

Total	440,900	374,823

INCREASE IN NET ASSETS	1,117,814	425,458

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	5,421,686	4,996,228

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$6,539,500	$5,421,686

See notes to financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.                    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan (the “Plan”) was established as of April 1, 1996. The Plan was amended effective January 1, 2004, to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan — Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments in mutual funds, Bunge Limited common shares and other common stock holdings are stated at estimated fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances. See Note 9 for discussion of fair value measurements.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes and financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

2.                    PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively “Employer Group”) whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.                    CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2012 and 2011 could not exceed $17,000 and $16,500, respectively. However, in 2012 and 2011, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 in “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

The employer match in cash for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (“the Bunge Fund”). The Bunge Fund pools participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund.  All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund.  Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.

Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.                    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

5.                    FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on October 22, 2011, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2012, are disclosed in the supplemental schedule of assets (held at end of year.) Fees paid by the Plan for the investment management services were $10,842 and $10,140 for the years ended December 31, 2012 and 2011, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in the Bunge Fund which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 186,339 and 196,064 common shares of Bunge Limited at December 31, 2012 and 2011, respectively of which 6,849 and 6,434 shares were allocated to the Plan at December 31, 2012 and 2011,

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

respectively. During 2012 and 2011, the Plan recorded dividend income of $6,948 and $5,672, respectively, and net appreciation (depreciation) in fair value of $106,110 and ($53,494), respectively, from Bunge Limited common shares.

7.                    INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011

Vanguard Prime Money Market Fund	$975,628	$ 732,259
Fidelity Total Bond Fund (1)	527,960	430,838
Janus Adviser Forty Fund — Class S (2)	-*	1,002,754
T. Rowe Price Value Fund	467,888	336,823
Vanguard Institutional Index Fund — Institutional Shares	820,387	759,224
Interest in Bunge Limited common shares (1)	497,859	367,999
Fidelity Freedom 2025 (1)	336,415	296,230
T. Rowe Price New America Growth Fund (2)	1,095,266	-*

*Amount less than 5% of the Plan’s net assets available for benefits.

(1)             Represents party-in-interest

(2)             Janus Advisor Forty Fund was removed as an investment option in 2012; T. Rowe Price New American Growth Fund was added as an investment option in 2012

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

During the years ended December 31, 2012 and 2011, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Bond	$1,400	$11,928
International	49,134	(47,058)
Large Cap	299,635	(91,168)
Mid Cap	31,751	(8,479)
Small Cap	13,213	(4,551)
Specialty	438	255
Blends	102,683	(45,720)
Other	10,621	9
Interest in Bunge Limited common shares	106,110	(53,494)
Common stock	(9,937)	(31,642)
Dividend income	116,876	94,509
Interest income	949	1,021

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Plans Master Trust	$722,873	$(174,390)

8.                    INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Plans Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The investments of the Trust at December 31, 2012 and 2011 are summarized as follows:

	2012	2011

Cash	$2,467,216	$1,950,420

Investments – at fair value:
Mutual funds:
Bond	25,380,084	21,622,451
International	10,419,267	9,498,544
Large Cap	64,334,390	57,550,950
Mid Cap	10,909,354	9,395,084
Small Cap	7,711,431	5,120,460
Specialty	2,575,088	1,489,068
Short Term	23,166,895	22,289,672
Blends	31,125,027	22,220,627
Other	520,362	1,529,851
Interest in Bunge Limited common shares	13,544,982	11,214,861
Common stock	1,775,783	1,264,389

Total investment at fair value	191,462,663	163,195,957

Total	$193,929,879	$165,146,377

The Plan’s interest in the net assets of the Trust was approximately 3% at December 31, 2012 and 2011.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The net investment earnings (losses) of the Trust for the years ended December 31, 2012 and 2011 are summarized below:

	2012	2011

Net investment earnings (losses) in fair value of investments:
Mutual funds:
Bond	$126,361	$763,266
International	1,735,241	(1,816,860)
Large Cap	8,302,731	(2,307,811)
Mid Cap	1,326,706	(484,385)
Small Cap	686,124	(234,561)
Specialty	231,123	121,433
Blends	2,358,313	(1,190,573)
Other	190,096	136
Interest in Bunge Limited common shares	3,002,804	(1,524,737)
Common stock	47,550	(376,328)
Dividend income	4,120,785	3,033,678
Interest income	31,436	33,705

Net investment earnings (losses) in Bunge Defined Contribution Plans Master Trust	$22,159,270	$(3,983,037)

9.                    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

Interest in Bunge Limited common shares represents participant investments in the Bunge Fund and is valued based upon unitized value of the quoted market price of the underlying common shares.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment. The tables do not include the Trust’s cash of $2,467,216 and $1,950,420, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2012, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$25,380,084	$-	$-	$25,380,084
International	10,419,267	-	-	10,419,267
Large Cap	64,334,390	-	-	64,334,390
Mid Cap	10,909,354	-	-	10,909,354
Small Cap	7,711,431	-	-	7,711,431
Specialty	2,575,088	-	-	2,575,088
Short Term	23,166,895	-	-	23,166,895
Blends	31,125,027	-	-	31,125,027
Other	520,362	-	-	520,362
Interest in Bunge Limited common shares	-	13,544,982	-	13,544,982
Common stock	1,775,783	-	-	1,775,783

Total	$177,917,681	$13,544,982	$-	$191,462,663

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Bond	$21,622,451	$-	$-	$21,622,451
International	9,498,544	-	-	9,498,544
Large Cap	57,550,950	-	-	57,550,950
Mid Cap	9,395,084	-	-	9,395,084
Small Cap	5,120,460	-	-	5,120,460
Specialty	1,489,068	-	-	1,489,068
Short Term	22,289,672	-	-	22,289,672
Blends	22,220,627	-	-	22,220,627
Other	1,529,851	-	-	1,529,851
Interest in Bunge Limited common shares	-	11,214,861	-	11,214,861
Common stock	1,264,389	-	-	1,264,389

Total	$151,981,096	$11,214,861	$-	$163,195,957

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2012 and 2011. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment. The tables do not include the Plan’s cash of $64,006 and $90,866, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$594,384	$-	$-	$594,384
International	308,983	-	-	308,983
Large Cap	2,383,541	-	-	2,383,542
Mid Cap	291,020	-	-	291,021
Small Cap	121,781	-	-	121,780
Specialty	9,357	-	-	9,357
Short Term	975,628	-	-	975,628
Blends	1,138,492	-	-	1,138,491
Other	53,111	-	-	53,111
Interest in Bunge Limited common shares	-	497,859	-	497,859
Common stock	86,268	-	-	86,268

Total	$5,962,565	$497,859	$-	$6,460,424

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$481,083	$-	$-	$481,083
International	256,205	-	-	256,205
Large Cap	2,098,802	-	-	2,098,802
Mid Cap	213,617	-	-	213,617
Small Cap	100,928	-	-	100,928
Specialty	3,335	-	-	3,335
Short Term	732,259	-	-	732,259
Blends	971,518	-	-	971,518
Other	34,460	-	-	34,460
Interest in Bunge Limited common shares	-	367,999	-	367,999
Common stock	54,215	-	-	54,215

Total	$4,946,422	$367,999	$-	$5,314,421

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

10.   PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.

SUPPLEMENTAL SCHEDULE

BUNGE SAVINGS PLAN

EIN 13-4977260           Plan Number 019

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2012

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost **	e)	Current Value
		INTEREST IN INTEREST BEARING CASH						$64,006

		INTEREST IN MUTUAL FUNDS:
		American Century Heritage Fund – Investor Class		2,689.290				59,944
*		Fidelity Freedom Income		609.675				7,139
*		Fidelity Freedom 2000		0.058				1
*		Fidelity Freedom 2010		6,152.858				86,878
*		Fidelity Freedom 2015		18,400.258				217,307
*		Fidelity Freedom 2020		9,814.838				140,450
*		Fidelity Freedom 2025		28,151.851				336,415
*		Fidelity Freedom 2030		3,429.648				48,804
*		Fidelity Freedom 2035		2,775.476				32,834
*		Fidelity Freedom 2040		8,245.068				68,104
*		Fidelity Freedom 2045		7,619.171				74,516
*		Fidelity Freedom 2050		12,449.438				120,013
*		Fidelity Freedom 2055		610.436				6,031
*		Fidelity International Discovery Fund		9,142.817				302,353
*		Fidelity Total Bond Fund		48,215.531				527,960
*		Fidelity Spartan International Index Fund - Advantage Class		193.396				6,630
		T. Rowe Price New America Growth Fund		30,491.818				1,095,266
		T. Rowe Price New Horizons Fund		1,063.337				35,271
		T. Rowe Price Value Fund		17,736.480				467,888
		Vanguard Institutional Index Fund - Institutional Shares		6,285.530				820,387
		Vanguard Long-Term Bond Index Fund – Institutional Shares		4,654.818				66,424
		Vanguard Mid-Cap Index Fund - Institutional Shares		10,260.940				231,076
		Vanguard Small-Cap Index Fund – Institutional Shares		2,231.930				86,510
		Vanguard Prime Money Market Fund		975,628.180				975,628
		Vanguard REIT Index Fund – Signal Shares		375.92				9,357
		BrokerageLink Account - Mutual Funds						53,111

		Total interest in mutual funds						5,876,297

(Continued)

BUNGE SAVINGS PLAN

EIN 13-4977260           Plan Number 019

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2012

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost **	e)	Current Value
		INTEREST IN COMMON STOCK:
*		Interest in Bunge Limited common shares						$497,859
		BrokerageLink Account - Common Stock						86,268

		Total interest in common stocks						584,127

		Total Plan interest in Bunge Defined Contribution Plans Master Trust						$6,524,430

*		Party-in-interest
**		Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.	(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 18, 2013	By:	/s/Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator